September 8, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Matthew Derby, Esq. and Jan Woo, Esq.

Re:	AppMail, Inc.

Amendment No. 3 to Form 1-A

Filed August 27, 2021

File No. 024-11490

Dear Mr. Derby and Ms. Woo:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of AppMail, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Amendment No. 3 to Form 1-A, filed on August 27, 2021 (the “Filing”) provided in your letter dated September 3, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide a response to the Comment Letter and proposed changed pages to the Form 1-A/A filed on August 27, 2021 (the “Amendment”). Our response to the Comment Letter follows the text of your comment, which we have reproduced below for your convenience.

Amendment No. 3 to Form 1-A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	We note your response to prior comment 3 that LATAM Airlines Group S.A., a customer from which you generated all of your revenue in 2020, has filed for bankruptcy and has not made any additional purchases under your agreement. Please include this response in the filing and add a risk factor addressing the impact on your business of your inability to continue generating revenue from LATAM.

Response: Please see below the proposed changes to portions of pages 12 and 30 of the Amendment that we would make in the offering circular filed pursuant to Rule 253(g)(3) once the Amendment is qualified. These changes explain that LATAM filed for bankruptcy and has not made any additional purchases under our agreement, and added risk factor disclosure addressing the impact on our business of our inability to continue generating revenue from LATAM, respectively.

The company is currently dependent on the leisure travel industry for revenue. The company’s financial prospects are currently dependent upon businesses in the leisure travel industry using its services. The Covid-19 pandemic and associated travel restrictions recommended or mandated by governmental authorities have had a material adverse effect on the leisure travel industry worldwide, which has and may continue to have a material adverse effect on the company’s business and results of operations. For example, all of our revenue in 2020 was from LATAM Airlines Group, S.A., which filed for bankruptcy protection on May, 26, 2021, and has not made any additional purchases under their agreement with us, so we cannot guarantee when or if LATAM will make any further purchases. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is also dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions (including as a result of the effects of the Covid-19 pandemic discussed above). If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for ~~its~~our services. Additionally, events beyond the company’s control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics (including the Covid-19 pandemic discussed above) have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations. If we do not succeed in generating revenue from LATAM due to its bankruptcy, or other clients in the leisure travel industry as a result of any of the factors mentioned above, and do not succeed in generating revenue from the other verticals we are currently targeting due to the downturn in the leisure travel industry (from which we have generated no revenues to date), our results of operations and business will be significantly harmed and we may not be able to continue our operations.

Revenue

Revenue for fiscal year 2020 was down to $48,685, compared to fiscal year 2019 revenue of $49,615, due to key clients and our principal target market being negatively impacted by the global pandemic. All of our revenue in 2020 was from LATAM Airlines Group, S.A. ~~Although this customer~~, which filed for bankruptcy protection on May, 26, 2021, and has not made any additional purchases under our agreement with them. Although LATAM has expressed its interest in continuing to order services from the Company once the pandemic recedes and their business recovers, we ~~do not expect to be materially dependent on revenue from this customer in current or future periods due to the~~cannot make any guarantees about when or if LATAM will make any further purchases from us. Due to this uncertainty ~~of any orders from LATAM~~, and the efforts we are making to extend our product and service offerings into other verticals, such as e-commerce~~. We~~ , we do not expect to be materially dependent on revenue from LATAM in current or future periods. But we have not generated any revenue from these other ~~sources to date.~~verticals to date. If we do not succeed in generating revenue from LATAM due to its bankruptcy, or other clients in the leisure travel industry, and do not succeed in generating revenue from the other verticals we are currently targeting due to the severe downturn in the leisure travel industry, our results of operations and business will be significantly harmed and we may not be able to continue our operations.

We hope that our response to your recent comment is sufficient for the Staff to consider qualifying our offering statement. If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Joseph F. Daniels, Esq. at (212) 609-6904.

Sincerely,

/s/ Shi Li
Shi Li, Chief Executive Officer